Exhibit 99.4

WNS (HOLDINGS) LIMITED

FORM OF PROXY

FOR THE ANNUAL GENERAL MEETING

To be held on September 24, 2020

For use at the Annual General Meeting of the shareholders of WNS (Holdings) Limited (the “Company”) to be held at 11:00 a.m. G.M.T on Thursday, September 24, 2020 and any adjournment thereof.

I/We [insert name]                                                                                                                                                                                                           of [address]                                                                                                                                                          (BLOCK LETTERS PLEASE), being (a) shareholder(s) of the above named Company, hereby appoint the Chairman of the Annual General Meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at                      am G.M.T on                      day,                      and at any adjournment thereof or on a poll in respect of [insert number]**                                                   ordinary shares in the capital of the Company.

**	You will need to specify the number of ordinary shares in respect of which the named proxy is entitled to vote.

I / We direct my / our proxy to vote as follows:-

ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. Adoption of annual audited accounts for the financial year ended March 31, 2020
2. Re-appointment of Grant Thornton India LLP as the auditors of the Company
3. Approval of auditors’ remuneration for the financial year ending March 31, 2021
4. Re-election of Mr. Michael Menezes as a Class II Director of the Company
5. Re-election of Mr. Keith Haviland as a Class II Director of the Company
6. Re-election of Mr. Keshav R. Murugesh as a Class II Director of the Company

7. Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2021

8. Increase in the Ordinary Shares/American Depositary Shares, (“ADSs”) available for grant under the Company’s 2016 Incentive Award Plan as may be amended and restated pursuant to and in accordance with terms thereof (“the 2016 Incentive Award Plan”) by 2.2 Million Ordinary Shares/ADSs (representing 4.4% of the total outstanding share capital as at June 30, 2020) and the adoption of Company’s Second Amended and Restated 2016 Incentive Award Plan to reflect such increase, substantially in the form set out in Appendix B to this Proxy Statement; and

9. To authorize the purchase of ADSs, effective April 1, 2021 (“The Effective date”) and up to (and excluding) the date of third anniversary of the Effective Date, subject to minimum and maximum price and an aggregate limit on the ADSs to be purchased (the “Repurchase Plan”)

Date:                                                  , 2020

Signature of Shareholder/Authorized Signatory

(If you are signing this form as a director or officer of a body corporate or other entity, please indicate in what capacity you are signing and who you are signing for e.g. “Director of X Limited” or “Director of X Limited as general partner of Y Limited Partnership”).

NOTES:

1.

Important notice Re COVID 19: As a result of the ongoing COVID-19 (Coronavirus) outbreak and in particular the imposition of mandatory measures by the UK and Jersey Government related to social distancing and the prohibition of indoor public gatherings, the Annual General Meeting will be run as a closed meeting and the Company Shareholders will not be able to attend in person. The Annual General Meeting will be convened with the minimum quorum necessary to conduct the business of the meeting and the attendance of those Shareholders will be facilitated by the Company. The Shareholders can join the meeting virtually, to access the call in “listen-only” mode, please join via internet through http://ir.wns.com/ or via call through US dial-in+ 1 (833) 425-0389 or international dial-in +1 (918) 398-4589; participant passcode 7581805. However, please note that Shareholders attending the meeting virtually will not be able to vote on the resolutions proposed at the meeting or ask questions and will not be considered as attending the meeting for the purposes of Jersey law or the Company’s articles of association.

2.

The Company would like to ensure that Shareholders are able to exercise their right to vote notwithstanding the restrictions. A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend the Annual General Meeting and to vote on his/her behalf. A Shareholder who wishes to vote should appoint the Chairman of the Annual General Meeting as his/her proxy, as any other proxy will not be permitted to attend the Annual General Meeting. A Form of Proxy should be completed in accordance with the instructions printed thereon

3.	Please indicate with an ‘X’ in the appropriate box how you wish the proxy to vote.

4.	The proxy will exercise his discretion as to how he votes or whether he abstains from voting:-

(a)	on the resolutions referred to in this Form of Proxy if no instruction is given in respect of the resolutions; and

(b)	on any business or resolution considered at the Annual General Meeting other than the resolutions referred to in this Form of Proxy.

5.

To be valid, the instrument appointing a proxy, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarized copy of any such power or authority), must be deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

6.	A Form of Proxy executed by a corporation must be either under its common seal or signed by an officer or attorney duly authorized by the corporation.

7.

In the case of joint holders, the name of all the joint holders should be stated in the Form of Proxy and all should sign it. Joint holders should elect one of their numbers to represent them in person or by proxy in their name. In the absence of such election, the vote of the holder whose name appears first in order in the Register of Shareholders, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s). For this purpose, seniority is determined by the order in which the names appear in the Register of Shareholders.

8.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote);

9.

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed, illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the instrument appointing a proxy or proxies.

10.	Facsimile or email copies of this Form of Proxy will not be accepted.

FOR OFFICE USE ONLY

Register No

Holding

3